September 26, 2005

Via US Mail and Facsimile

Mr. Zha Zianping
Chief Financial Officer
Brilliance China Automotive Holdings Limited
Suites 1602-05
Chater House
8 Connaught Road Central
Hong Kong

**Re: Brilliance China Automotive Holdings Limited
          Form 20-F for the year ended December 31, 2004
          Commission File Number: 001-11412**

Dear Mr. Zha:

        We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                        Sincerely,

                                        David R. Humphrey
                                        Branch Chief